UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
TEPPCO Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
8723 84-10-2
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana, Suite 1000
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	8723 84-10-2	Page	2	of	24

1	NAMES OF REPORTING PERSONS: Dan L. Duncan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,275

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,591,275

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,275

WITH	10	SHARED DISPOSITIVE POWER:

		16,591,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	16,691,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	8723 84-10-2	Page	3	of	24

1	NAMES OF REPORTING PERSONS: Dan Duncan LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,900,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	8723 84-10-2	Page	4	of	24

1	NAMES OF REPORTING PERSONS: DD Securities LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		704,564

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		704,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	704,564

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	8723 84-10-2	Page	5	of	24

1	NAMES OF REPORTING PERSONS: DFI Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	8723 84-10-2	Page	6	of	24

1	NAMES OF REPORTING PERSONS: DFI GP Holdings L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	8723 84-10-2	Page	7	of	24

1	NAMES OF REPORTING PERSONS: Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,986,711

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	8723 84-10-2	Page	8	of	24

1	NAMES OF REPORTING PERSONS: EPCO Holdings, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,986,711

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	8723 84-10-2	Page	9	of	24

1	NAMES OF REPORTING PERSONS: EPCO, Inc. (formerly Enterprise Products Company) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,986,711

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	8723 84-10-2	Page	10	of	24

1	NAMES OF REPORTING PERSONS: EPE Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13 4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,400,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	8723 84-10-2	Page	11	of	24

1	NAMES OF REPORTING PERSONS: Enterprise GP Holdings L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20 2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,400,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,400,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer
     This Amendment No. 2 on Schedule 13D/A relates to the Limited Partner Units (the “Units”) representing limited partner interests in TEPPCO Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1100 Louisiana, Suite 1600, Houston, Texas 77002, and updates the Schedule 13D filed by Dan L. Duncan and his affiliates on December 19, 2006, and amended on May 7, 2007 (as amended, the “Original Schedule 13D”). The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 16,691,550, which constitutes approximately 17.6% of the total number of Common Units outstanding.
Item 2. Identity and Background
Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:
     This Amendment No. 2 on Schedule 13D/A is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DD Securities LLC, a Texas limited liability company (“DD Securities”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO, Inc., a Texas corporation (“EPCO”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”) and Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”). Dan Duncan, DD Securities, DD LLC, DFI Holdings, DFI GP Holdings, DFI, EPCO Holdings, EPCO, EPE GP and EPE are collectively referred to herein as the “Reporting Persons.”
     Dan Duncan’s business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE GP, the sole general partner of EPE.
     DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in DFI Holdings and a 4% limited partner interest in DFI GP Holdings. DD LLC also owns 100% of the membership interests of EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in the Issuer, equity interests in EPE and Enterprise Products Partners L.P. and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI GP Holdings previously owned 100% of the membership interests in Texas Eastern Products Pipeline Company, LLC (“TEPPCO GP”). DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and TEPPCO GP in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including EPE and its general partner, Enterprise Products Partners L.P. and its general partner and Duncan Energy Partners L.P. and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.

     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO Holdings’ equity interests in the Issuer, in Enterprise Products Partners L.P. and in EPE. DFI’s principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.
     EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE owns 100% of the equity interests in TEPPCO GP. EPE has no independent operations, and its current principal functions are to directly hold (i) a 100% membership interest in Enterprise Products GP, LLC and 13,454,498 Common Units of Enterprise Products Partners L.P., (ii) a 100% membership interest in Texas Eastern Products Pipeline Company, LLC, the general partner of the Issuer, and 4,400,000 common units of the Issuer, and (iii) the 34.9% membership interest in the LE GP, LLC, the general partner of Energy Transfer Equity L.P. and 38,976,090 common units of Energy Transfer Equity, L.P. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings, DFI and EPE GP, the managers and executive officers of DD LLC and DD Securities, and the member-manager of DFI Holdings (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI GP Holdings.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph:
          On December 31, 2007, the 704,564 Units held by DD LLC were contributed to DD LLC’s wholly-owned subsidiary, DD Securities, and immediately thereafter DD LLC distributed 100% of the limited liability company interests in DD Securities to Mr. Duncan. Simultaneous with this contribution of Units and distribution of LLC interests, the Units, which were being held with Lehman Brothers Inc. as collateral for a margin brokerage account, were transferred to a margin brokerage account with Morgan Stanley & Co.
Item 4. Purpose of the Transaction.
Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph:
     The purpose of DD Securities’ acquisition of the 704,564 Units of the Issuer on December 31, 2007 was to hold such Units for investment purposes.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     (a) Dan Duncan is the sole member of DD LLC and DD Securities. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 6,900,000 Units beneficially owned indirectly by DD LLC and 704,564 Units owned directly by DD Securities.
     DD Securities holds directly 704,564 Units, representing less than 1% of the outstanding Units of the Issuer.
     DD LLC is the sole member of DFI Holdings, which is the 1% general partner of DFI GP Holdings, and owns a 4% limited partner interest in DFI GP Holdings. DD LLC is also the sole member of EPE GP and as such has an indirect beneficial ownership in the 4,400,000 Units owned directly by EPE. Therefore, DD LLC has shared voting and dispositive power over 6,900,000 Units, including all of the 2,500,000 Units owned directly by DFI GP Holdings and the 4,400,000 Units owned directly by EPE.
     DFI Holdings holds no Units directly, but it is the 1% general partner of DFI GP Holdings, and as such has voting and dispositive power over the 2,500,000 Units owned directly by DFI GP Holdings.
     DFI GP Holdings holds directly 2,500,000 Units, representing approximately 2.6% of the outstanding Units of the Issuer.
     EPE GP holds no Units directly but is the 0.01% general partner of EPE and as such has an indirect beneficial ownership in the 4,400,000 Units owned directly by EPE.
     EPE holds directly 4,400,000 Units, representing approximately 4.6% of the outstanding Units of the Issuer.
     DFI holds directly 8,986,711 Units, representing approximately 9.5% of the outstanding Units of the Issuer. DFI is a wholly owned subsidiary of EPCO Holdings, and EPCO Holdings is a wholly owned subsidiary of EPCO. Therefore, EPCO and EPCO Holdings each have an indirect beneficial ownership interest in the 8,986,711 Units held by DFI. Dan Duncan owns approximately 50.4% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 8,986,711 Units beneficially owned by EPCO, representing approximately 9.5% of the outstanding Units of the Issuer. The remaining shares of EPCO’s capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.
     Dan Duncan is the record owner of 47,000 Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 47,000 Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Units held by the Duncan Family 2000 Trust (the “2000 Trust”), which owns 53,275 Units. Therefore, Dan Duncan is also the beneficial owner of the 53,275 Units held by the 2000 Trust.
     (b) As set forth herein, Dan Duncan has shared voting and dispositive power over the 8,986,711 Units beneficially owned by EPCO, the 6,900,000 Units beneficially owned by DD LLC and the 704,564 Units owned directly by DD Securities.
     As set forth herein, DD LLC has shared voting and dispositive power over the 2,500,000 Units beneficially owned by DFI Holdings, including the 2,500,000 Units beneficially owned by DFI GP Holdings. DD LLC also has shared voting and dispositive power over the 4,400,000 Units beneficially owned by EPE.
     As set forth herein, EPCO has shared voting and dispositive power over the 8,986,711 Units beneficially owned by DFI.
     As set forth herein, EPCO Holdings has shared voting and dispositive power over the 8,986,711 Units beneficially owned by DFI.
     As set forth herein, Dan Duncan has sole voting and dispositive power over the 47,000 Units that he owns and the 53,275 Units owned by the 2000 Trust.
     (c) Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended to read in its entirety as follows:
     EPCO Holdings entered into an amended and restated credit agreement, dated as of August 24, 2007 (the “EPCO Holdings Facility”), a copy of which is filed as Exhibit 99.3 hereto. The 8,986,711 Units beneficially owned by EPCO are pledged to the lenders under the EPCO Holdings Facility as security. The EPCO Holdings Facility contains customary and other events of default.
     EPE entered into a third amended and restated credit agreement, dated as of August 24, 2007 and entered into a first amendment to that facility on November 8, 2007 (as amended, the “EPE Facility”). Copies of the credit facility and the first amendment are incorporated by reference herein as Exhibits 99.5 and 99.6, respectively. The 4,400,000 Units owned by EPE are pledged to the lenders under the EPE Facility as security. The EPE Facility contains customary and other events of default.
     The 704,564 Units held by DD Securities are held in a margin brokerage account at Morgan Stanley & Co.
     To the best of each Reporting Person’s knowledge, except as otherwise described in this Schedule 13D/A, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

99.1	Fourth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of December 8, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 8, 2006).

99.2	First Amendment to Fourth Amended and Restated Partnership Agreement of TEPPCO Partners, L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2007).

99.3#	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners.

99.4	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Duncan Family Interests, Inc. and DFI GP Holdings, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.5	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.6	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.7#	Joint Filing Agreement, dated February 28, 2008.

#	- Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2008	/s/ Dan L. Duncan
Dan L. Duncan

Dated: February 28, 2008	DD SECURITIES LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 28, 2008	DAN DUNCAN LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 28, 2008	DFI HOLDINGS, LLC By DAN DUNCAN LLC, its sole member
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 28, 2008	DFI GP HOLDINGS, L.P. By: DFI HOLDINGS, LLC, its general partner By DAN DUNCAN LLC, its sole member
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 28, 2008	DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Michael G. Morgan
Michael G. Morgan
President

Dated: February 28, 2008	EPCO, INC.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President and Chief Executive Officer

Dated: February 28, 2008	EPCO HOLDINGS, INC.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President and Chief Executive Officer

Dated: February 28, 2008	EPE HOLDINGS, LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 28, 2008	ENTERPRISE GP HOLDINGS L.P. By: EPE HOLDINGS, LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO, INC.
     Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Group Vice Chairman, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC

Ralph S. Cunningham	Group Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer, and Director;

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

President and CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	President and CEO and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Michael G. Morgan	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Services, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Executive Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each director and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Dan L. Duncan	Director and Chairman;

Manager, President and Chief Executive Officer of Dan Duncan LLC and Dan Duncan Securities LLC; Director and Chairman of DEP Holdings, LLC and Enterprise Products GP, LLC; Co-Chairman of EPCO Holdings, Inc.; Director and Group Co-Chairman of EPCO, Inc.

Randa Duncan Williams	Director

Co-Chairman of EPCO Holdings, Inc.; Director and Group Co-Chairman of EPCO, Inc.;

O. S. Andras	Director

Thurmon Andress	Director

Charles E. McMahen	Director

W. Matt Ralls	Director

Edwin E. Smith	Director

Ralph S. Cunningham	Director, President and Chief Executive Officer;

Manager and Executive Vice President of DD Securities LLC and Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Director and Group Vice Chairman of EPCO, Inc.

Richard H. Bachmann	Director; Executive Vice President, Chief Legal Officer and Secretary

Manager and Executive Vice President, Chief Legal Officer and Secretary of Dan Duncan LLC and DD Securities LLC; Director and President and Chief Executive Officer of DEP Holdings, LLC; Director and Executive Vice President, Chief Legal Officer, and Secretary of Enterprise Products GP, LLC and EPCO Holdings, Inc.; Director and Group Vice Chairman, Chief Legal Officer, and Secretary of EPCO, Inc.

W. Randall Fowler	Director; Executive Vice President and Chief Financial Officer

Manager and Executive Vice President, Chief Financial Officer and Treasurer of Dan Duncan LLC and DD Securities LLC; Director and Executive Vice President and Chief Financial Officer of DEP Holdings, LLC and Enterprise Products GP, LLC; Director, President and Chief Executive Officer of EPCO Holdings, Inc. and EPCO, Inc.

Name	Position with EPE GP; Other Present Principal Occupation
William Ordemann	Executive Vice President and Chief Operating Officer

Executive Vice President of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of: Enterprise Products GP, LLC, EPCO Holdings, Inc., and EPCO, Inc.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of DD Securities LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Secretary, Chief Legal Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of DD Securities LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager; Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
       Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Secretary, Chief Legal Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS LLC
DFI Holdings LLC (“DFI Holdings”) has no separate officers and is managed by its sole member, Dan Duncan LLC.

Exhibit Index

99.1	Fourth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of December 8, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 8, 2006).

99.2	First Amendment to Fourth Amended and Restated Partnership Agreement of TEPPCO Partners, L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2007).

99.3#	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners.

99.4	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Duncan Family Interests, Inc. and DFI GP Holdings, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.5	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.6	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.7#	Joint Filing Agreement, dated February 28, 2008.

#	- Filed herewith.